UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check one):

        |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
        |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR


                      For Period Ended: September 30, 2009


                         Transition Report on Form 10-K
                         Transition Report on Form 20-F
                         Transition Report on Form 11-K
                         Transition Report on Form 10-Q
                         Transition Report on Form N-SAR


                        For the Transition Period Ended:

            ---------------------------------------------------------


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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PART I -- REGISTRANT INFORMATION


                               SAN JOAQUIN BANCORP
                               -------------------
                             Full Name of Registrant

                                 Not applicable.
                                 ---------------
                            Former Name if Applicable

                               1000 Truxtun Avenue
                               -------------------
            Address of Principal Executive Office (Street and Number)

                          Bakersfield, California 93301
                          -----------------------------
                            City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
   |_| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

San Joaquin Bancorp (the "Company") has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (the "September 2009 Form 10-Q") within the prescribed time period, without unreasonable effort or expense for the reasons described below under "Seizure of San Joaquin Bank," and because the Company lacks the available resources, qualified personnel and necessary records needed to prepare, complete and file the financial statements and other information called for in connection with the September 2009 Form 10-Q.

Seizure of San Joaquin Bank

As previously reported, on October 16, 2009, the California Department of Financial Institutions closed the Company's former subsidiary, San Joaquin Bank (the "Bank") and appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. The FDIC facilitated the transfer of the Bank's business by immediately entering into a transaction with Citizens Business Bank, Ontario, California, pursuant to which it assumed all of the deposits of the Bank and purchased essentially all of the Bank's assets. The Company's principal asset and only source of income was the Bank. As previously disclosed, the Company is exploring whether to file a voluntary petition for bankruptcy under Chapter 7 of Title 11 of the United States Code (the "Bankruptcy Code") in an appropriate United States Bankruptcy Court. As a result, the Company expects to conduct no business other than in connection with its corporate and disclosure obligations under law and determining whether and when to file for bankruptcy pursuant to the Bankruptcy Code or, alternatively, to wind-up and dissolve the Company in an orderly manner pursuant to California law.

During the period leading up to the seizure of the Bank, the Company had been engaged in addressing the deteriorating financial condition of the Bank and the Company and conserving and managing cash resources. As a result of the Bank's seizure, the board of directors of the Company is now developing plans for an orderly transition and dissolution of the Company. Since the seizure of the Bank, virtually all of the Company's employees have resigned and Bank records necessary for the completion of the September 2009 Form 10-Q are now under the control of either the FDIC or Citizens Business Bank. Based upon the fact that the Company's liabilities substantially exceeded the Company's assets as of October 31, 2009 and there is no reasonable basis to assume that the liquidation of the Bank's assets by the FDIC will result in a distribution to the Company or for the Company to continue as a going concern, it is believed that the Company's equity securities have no value and any liquidation plan pursuant to the Bankruptcy Code or otherwise pursuant to California law, will include no distributions to the Company's shareholders of cash or property of value.

As a result of the foregoing, the Company is unable to file its September 2009 Form 10-Q within the prescribed time period without unreasonable effort or expense and, accordingly, it will not be able to file such report within the permitted 15 day extension period.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Bart Hill               661             281-0360
                ------------------------------------------------
                  (Name)          (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the loss of the Company's only earning asset, the Bank, as described in detail above and in prior filings of the Company with the Securities and Exchange Commission, as of October 31, 2009: (i) the Company's primary assets, excluding its investment in the Bank and its investments in San Joaquin Bancorp Trust #1 (the "Trust"), which investments are expected to be written off completely, consisted primarily of cash and cash equivalents of approximately $10 thousand and a tax refund amount, not expected to be material, currently in the possession of the FDIC; and (ii) the Company's principal liabilities are $10 million of junior subordinated notes issued to the Trust, $205 thousand in accrued and unpaid interest on said notes and potential interest rate swap and related liabilities from a cash flow hedge arrangement with a counterparty, in amounts that are still being determined. The Company no longer has any source for income unless the FDIC distributes funds from the liquidation of the Bank and no such distribution is expected.

     At September 30, 2008, the Company reported consolidated results as follows: total assets of $887 million; total deposits of $778 million; total liabilities of $831 million; stockholders equity of $55.7 million; and a net loss for the nine month period ending September 30, 2008 of $4.3 million. At December 31, 2008, the Company reported consolidated results as follows: total assets of $936 million; total deposits of $767 million; total liabilities of $880 million; stockholders equity of $56.3 million; and a net gain for the year of $2.5 million. At June 30, 2009, the Company reported consolidated results as follows: total assets of $834 million; total deposits of $686 million; total liabilities of $797 million; stockholders equity of $37 million; and a net loss for the six months ending June 30, 2009 of $20 million.

                               San Joaquin Bancorp
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                        SAN JOAQUIN BANCORP


Date: November 9, 2009                  By: /s/ BART HILL
                                            ------------------------------------
                                            Bart Hill
                                            President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION
Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
                        Violations (See 18 U.S.C. 1001).